Filed pursuant to Rule 424(b)(3)
                                           under the Securities Act of 1933
                                                 Registration No. 333-07763

          PROSPECTUS SUPPLEMENT
          (To Prospectus dated August 16, 1996)
          January 8, 1997

                           UNITED STATES FILTER CORPORATION

               This Supplement is a part of the Prospectus dated August 16, 1996 relating to 5,780,079 shares of Common Stock, par value $.01 per share (the "Common Stock"), of United States Filter Corporation (the "Company"), issuable in connection with the acquisition by the Company directly, or through subsidiaries, of various businesses or assets, or interests therein. Defined terms contained in this Supplement have the meanings assigned to them in the Prospectus.

                                 SELLING STOCKHOLDER

               On January 6, 1997, the Company acquired the businesses of the Process Equipment Division ("PED") of United Utilities Plc (the "Selling Stockholder"). PED is a leading manufacturer and distributor of a broad range of water and wastewater treatment equipment sold primarily to the municipal market. For the fiscal year ended March 31, 1996, PED generated approximately $267.4 million of revenues, of which approximately 60% were attributable to sales in North America, with the remainder generated principally in Europe, Latin America and the Pacific Rim.

               The consideration for the acquisition of PED was approximately $160 million in cash and 1,320,312 shares of Common Stock (the "Shares"), subject to possible post-closing adjustment. The Selling Stockholder intends to sell all of the Shares received by it, constituting approximately 1.9% of the shares of Common Stock outstanding on January 2, 1997, pursuant to this Prospectus and the Registration Statement of which it is a part.

               The Company has consented to use of the Prospectus by the Selling Stockholder. The Selling Stockholder has agreed that any sales of Shares occurring prior to February 15, 1997 will be made only through Donaldson, Lufkin & Jenrette Securities Corporation; that Shares sold prior to such date will not be disposed of in any manner which is disruptive of the market for the Common Stock; and that Shares sold on or after such date will be sold only in agency sales or ordinary brokerage transactions on the New York Stock Exchange.




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               The Company has agreed with respect to any Shares sold on or prior to February 20, 1997, that it will pay to the Selling Stockholder in cash the aggregate amount by which the net proceeds per Share are less than pounds sterling 18.9349 plus interest at a rate per annum of LIBOR plus 1%, and the Selling Stockholder has agreed to pay to the Company in cash the aggregate amount by which the net proceeds per Share sold on or prior to February 20, 1997 exceed pounds sterling 18.9349 plus interest at a rate per annum of LIBOR plus 1%. The net proceeds are to be determined after deduction for any agency fees and/or brokerage commissions paid or discount suffered by the Selling Stockholder.

               The Company and the Selling Stockholder are obligated to indemnify each other against certain civil liabilities arising under the Securities Act.

                                     RISK FACTORS

               The text appearing under the caption "Risk Factors Shares Eligible for Future Sale" in the Prospectus is supplemented by substituting the following therefor in its entirety:

          SHARES ELIGIBLE FOR FUTURE SALE

               The market price of the Common Stock could be adversely affected by the availability for public sale of shares held on November 10, 1996 by security holders of the Company, including:
          (i) up to 3,750,093 shares which may be delivered by Laidlaw Inc. or its affiliates ("Laidlaw"), at Laidlaw's option in lieu of cash, at maturity pursuant to the terms of 5 3/4% Exchangeable Notes due 2000 of Laidlaw (the amount of shares or cash delivered or paid to be dependent within certain limits upon the value of the Common Stock at maturity); (ii) 7,636,363 shares issuable upon conversion of the Company s 6% Convertible Subordinated Notes due 2005 at a conversion price of $18.33 per share of Common Stock; (iii) 9,113,924 shares issuable upon conversion of the Notes at a conversion price of $39.50 per share of Common Stock; (iv) 2,908,171 outstanding shares that are currently registered for sale under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to two shelf registration statements; and (v) 6,191,145 shares which are subject to agreements pursuant to which the holders have certain rights to request the Company to register the sale of such holders' Common Stock under the Securities Act and/or, subject to certain conditions, to include certain percentages of such shares in other registration statements filed by the Company (1,980,000 of which shares also may be sold from time to time by the holder thereof pursuant to Rule 144 under the Securities Act). In addition, the Company has registered for sale under the Securities Act 4,457,068 shares which may be issuable by the Company from time to time in connection with acquisitions of businesses from third parties.